CIRCOR International, Inc.
30 Corporate Drive, Suite 200
Burlington, Massachusetts 01803

December 16, 2015

VIA EDGAR

Mr. Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: CIRCOR International, Inc.
Form 10-K
Filed February 18, 2015
File No. 1-14962

Dear Mr. O’Brien:

This letter is submitted on behalf of CIRCOR International, Inc. (the “Company,” “CIRCOR,” “we,” “us,” or “our”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended December 31, 2014, Form 10-Q for the quarter ended July 5, 2015, and Form 10-Q for the quarter ended October 4, 2015 (file No. 1-14962) as set forth in the Staff’s letter dated November 24, 2015 which was sent to and received by the Company on December 2, 2015.

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with responses below for each numbered comment.

Form 10-K for the year ended December 31, 2014

Business Segments, page 2

Comment No. 1
On page 3, you state that Energy’s backlog was reduced during the fourth quarter of 2014 by $25.4 million related to a business divestiture and customer order cancellations initially recorded in prior years. Please explain why or how backlog was impacted only in the fourth quarter of 2014 by customer order cancellations that occurred in prior years. Additionally, on page 4, you state Aerospace & Defense’s backlog was reduced in the fourth quarter of 2014 associated with a business divestiture and change in policy. Please disclose the nature of this change in policy and how such change affected historical backlog and how it is recorded going forward.

Response to Comment No. 1
We acknowledge the Staff’s comment and will, in future 10-K filings, expand the disclosure to discuss more clearly how backlog is determined as well as the cause of any significant adjustments to backlog for both our Energy and Aerospace & Defense segments.

Energy backlog was reduced during the fourth quarter of 2014 by $25.4 million related to a December 2014 business divestiture ($19.9 million) and customer order cancellations ($5.5 million) received by the Company during the fourth quarter of 2014. The original customer orders were received and recorded by the Company in years prior to 2014 and thus were included in the year ending backlog for such prior years. Note 3 of the consolidated financial statements provides additional details on the divestitures.

Aerospace & Defense backlog represents orders we believe to be firm including future customer demand requirements on long-term aerospace and defense aircraft platforms where we are the sole source provider. It is common Aerospace & Defense industry practice to report such future customer demand requirements in backlog. The policy change that occurred during the fourth quarter of 2014 related to our calculation of future customer demand requirements on long-term aerospace and defense aircraft platforms for which we are the sole supplier. We determine the amount of orders to include in our backlog for such aircraft platforms based on demand published by our customers. Historically, we included the demand requirements for the next 18 months. During the fourth quarter of 2014, in an effort to make our backlog more reliable, we reduced the inclusion of future customer demand requirements from 18 months to 12 months in our reported backlog. The effect of this policy change was a one-time reduction in backlog of $11.9 million.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013, page 17

Comment No. 2
Please expand your discussion of Energy segment revenues to more comprehensively address the underlying reasons for changes period over period. For example, you should explain what drove your lower shipment volumes in larger international projects and control valve businesses as well as the higher shipment volumes in the upstream Northern American short-cycle and downstream instrumentation businesses. Address this comment as it relates to your Aerospace & Defense segment revenues.

Response to Comment No. 2
We acknowledge the Staff’s comment and will, in future 10-K filings, expand the disclosure of Energy and Aerospace & Defense revenues to more comprehensively address the underlying reasons for changes period over period.

Comment No. 3
We note that foreign currency translations adjustments materially impacted the change in comprehensive income from 2013 to 2014. Please expand your discussion and analysis to provide a comprehensive discussion and analysis of the foreign currencies and transactions that led to the adjustments recognized.

Response to Comment No. 3
We acknowledge the Staff’s comment and will, in future filings, expand Management’s Discussion and Analysis to include a comprehensive discussion and analysis of the foreign currencies and transactions that led to the adjustments recognized.

Supplementally, we call to the attention of the Staff that the line item "Foreign currency translation adjustments" within our Statement of Consolidated Comprehensive Income represents adjustments for re-measuring the balance sheet of our international locations with non-US Dollar functional currency into the US Dollar. Please see Management's Discussion and Analysis for commentary on how foreign currency fluctuations have impacted our operating results.

Liquidity and Capital Resources, page 22

Comment No. 4
Please provide a more informative analysis and discussion of your operating cash flows for each period presented. In doing so, explain the underlying reasons of changes in your working capital items such as inventory and accounts payable.

Response to Comment No. 4
We acknowledge the Staff’s comment and will, in future filings, provide a more informative analysis and discussion of our operating cash flows for each period presented. In doing so, we will, in future filings, explain the underlying reasons for changes in working capital items such as inventory and accounts payable.

(4) Special Charges, page 45

Comment No. 5
Please provide all of the disclosures required by SAB Topic 5:P:4, including the extent to which each restructuring activity is expected to result in cost savings or impact revenues, the periods these effects are expected to be realized and the extent you have realized the anticipated savings. To the extent actual savings by the plan are not achieved as expected or achieved in periods other than those expected, this should also be disclosed.

Response to Comment No. 5

We acknowledge the Staff’s comment and will, in future filings, expand our Special Charges footnote to include all required disclosures under SAB Topic 5:P:4. In addition, we will, in future filings, expand Management's Discussion and Analysis to discuss the extent to which each restructuring activity is expected to result in cost savings or impact revenues, the periods during which these effects are expected to be realized and the extent to which we have realized the anticipated savings and the associated timing.

(8) Income Taxes, page 50

Comment No. 6
We note your foreign tax credits had the largest impact on the effective tax rate in 2014. Please tell us and disclose the nature of the operational change of [your] business terms that gave rise to the elimination of the related valuation allowance.

Response to Comment No. 6
We acknowledge the Staff’s comment and will, in future filings, expand the disclosure to clarify the nature of the operational change of our business terms that gave rise to the elimination of the related valuation allowance.

Supplementally, we note to the Staff that the Company believes a valuation allowance of $5.7 million is no longer needed on foreign tax credits due to changes in our risk of loss / title transfer contract provisions which were finalized in 2014 for certain international sites. Under these new provisions, title and risk of loss transfers to the customer at the international point of manufacture or shipping rather than when the product is received. These revised contract provisions resulted in increased foreign source income allowing for the full utilization of the foreign tax credits. Based upon this change, the Company believes it will fully utilize all available foreign tax credits well in advance of their expiration, and, accordingly, reversed the related valuation allowance.

Form 10-Q for the quarter ended July 5, 2015

(15) Special & Restructuring Charges/(Recoveries), page 18

Comment No. 7
On page 19 you disclose you recorded a $2.0 million inventory related charge in the second quarter of 2015 in connection with the restructuring of certain structural landing gear product lines, which we note you exited in the second and third quarters of 2014. If material, please disclose the remaining value of such inventory and how you determined the remaining amount is recoverable.

Response to Comment No. 7
We acknowledge the Staff’s comment and will, in future filings, expand the disclosure to discuss, if material, the remaining value of structural landing gear inventory and how we determined the remaining amount is recoverable.

Comment No. 8
We note that during the three months ended October 4, 2015, the Company undertook certain assessments regarding your Brazil operations and strategies and that on November 3, 2015 your Board of Directors approved the closure and exit of your Brazil manufacturing operations. In connection with this assessment and closure, you recorded $2.5 million in special charges and an additional $7.1 million in charges during the three months ended October 4, 2015. So that investors understand the additional financial risk associated with the closure of these operations, please identify and quantify the carrying value of the remaining assets related to your Brazilian operations. For assets other than your Brazilian asset grouping, please disclose how you concluded that such amounts were realizable.

Response to Comment No. 8
We acknowledge the Staff’s comment and will, in future filings, expand the disclosure so that investors understand the additional financial risk, if material, associated with the closure of these Brazilian operations.

Supplementally, we note to the Staff the following:

•	Brazil’s asset grouping impairment did not impact our impairment assessment of other CIRCOR asset groupings.

•
We follow Accounting Standards Codification 360, Plant, Property, and Equipment for identifying and accounting for impairment of long-lived asset groupings as disclosed in our 2014 10-K. We perform impairment analyses of our long-lived asset groupings whenever events and circumstances indicate that they may be impaired.

* * * * *
As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (781) 270-1210, or by email Rajeev.Bhalla@circor.com.

Very truly yours,

/s/ Rajeev Bhalla
Rajeev Bhalla
Executive Vice President, Chief Financial Officer

Cc:
Jenn Do, SEC Staff
Jeanne Baker, SEC Staff
David A. Cifrino, McDermott Will & Emery LLP